

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2025

William P. Stafford, II
Chief Executive Officer
First Community Bankshares, Inc.
P.O. Box 989
Bluefield, VA 26405-0989

> **Re: First Community Bankshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 11, 2024**
> **File No. 333-290201**

Dear William P. Stafford, II:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Sandra M. Murphy, Esq.